UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TURKCELL ILETISIM HIZMETLERI A.S.

(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share

(Title of Class of Securities)

900111204

(CUSIP Number)

Vladislav Kim

Tropic Isle Building

P.O. Box 3423

Road Town, Tortola

British Virgin Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900111204

1.	Names of Reporting Persons. Nadash International Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,122,000,000.238

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,122,000,000.238

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 51.0% of Ordinary Shares

14.	Type of Reporting Person (See Instructions) CO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 900111204

1.	Names of Reporting Persons. Visor Investment Services Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,122,000,000.238

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,122,000,000.238

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 51.0% of Ordinary Shares

14.	Type of Reporting Person (See Instructions) HC

SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to Ordinary Shares, TRY 1.000 nominal value per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.S. (the “Issuer”).  The address of the principal executive offices of the Issuer is Turkcell Plaza, Mesrutiyet Caddesi No 71, 34430, Tepebasi, Istanbul, Turkey.

Item 2.	Identity and Background

                This Schedule 13D is being filed by each of the following persons (together, the “Reporting Persons”):

(i)            Nadash International Holdings Inc. (“Nadash”); and

(ii)           Visor Investment Services Limited (“Visor”).

                The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit A hereto.

                (a) — (c)        Nadash is a company formed under the laws of the British Virgin Islands.  The principal business address of Nadash is Tropic Isle Building, P.O. Box 3423, Road Town, Tortola, British Virgin Islands.  The principal business of Nadash is investments.  In November 2007 Nadash entered into a sale and purchase agreement, dated November 29, 2007 (the “Sale and Purchase Agreement”), between Nadash and Alfa Finance Holdings S.A., a Luxembourg limited liability company (“Alfa Finance”), pursuant to which Nadash agreed to acquire from Alfa Finance 50% of the shares of Alfa Telecom Turkey Limited, a British Virgin Islands company (“Alfa Telecom Turkey”), currently a wholly-owned subsidiary of Alfa Finance.  Reference is made to such statements on Schedule 13D as have been filed with the Securities and Exchange Commission (“SEC”) by Alfa Finance, Alfa Telecom Turkey and/or any of their affiliates and related persons on November 25, 2005, as such statements have been amended to date and may be amended in the future (the “Alfa Schedule 13D”), for information regarding such entities, their respective beneficial ownership of the Shares, and any changes to such respective beneficial ownership of the Shares.  To the knowledge of the Reporting Persons and according to and as further detailed in the Alfa Schedule 13D, Alfa Finance and Alfa Telecom Turkey may be deemed to indirectly beneficially own 1,122,000,000.238 Shares of the Issuer.  In addition, reference is made to the Alfa Schedule 13D for information regarding the identity and background of the Cukurova Parties (as defined in the Alfa Schedule 13D), their relationships to and agreements and arrangements with the reporting persons identified in the Alfa Schedule 13D, as well as the respective beneficial ownership of Shares of the Cukurova Parties and any changes to such respective beneficial ownership of Shares.  The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons or any other person named in this Item 2 has beneficial ownership of any Shares held by Cukurova Parties (other than Turkcell Holding A.S., a Turkish company which directly holds the 1,122,000,000.238 Shares of the Issuer (“Turkcell Holding”)).  None of the Reporting Persons (i) is a party to the agreements and arrangements described in the Alfa Schedule 13D (except that Nadash is a party to the Sale and Purchase Agreement) or (ii) has any direct beneficial ownership interest in any of the reporting persons identified in the Alfa Schedule 13D (except that, upon the closing of the sale and purchase of the shares of Alfa Telecom Turkey pursuant to the Purchase and Sale Agreement, Nadash will become a 50% owner of Alfa Telecom Turkey).  However, Nadash may be deemed to share the indirect beneficial ownership of the above-referenced Shares by virtue of entering into the Sale and Purchase Agreement and its agreement to acquire a 50% ownership interest in Alfa Telecom Turkey.  Further, by virtue of entering into the Sale and Purchase Agreement, Nadash, for itself and Visor, may be deemed to have formed a “group” with Alfa Telecom Turkey and Alfa Finance within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 13d-5(b)(1) thereunder.  Alfa Telecom Turkey, Alfa Finance and certain other parties elected to file with the SEC a separate Amendment No. 2 to the Alfa Schedule 13D on December 4, 2007 (“Alfa 13D Amendment No. 2”).

                The name, business address and principal occupation of the sole director of Nadash is set forth on Annex A hereto, which is incorporated by reference in response to this Item 2.  Nadash does not have any officers.  All information in this Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of the Reporting Persons.

                Visor is a company formed under the laws of the British Virgin Islands.  The principal business address of Visor is Tropic Isle Building, P.O. Box 3423, Road Town, Tortola, British Virgin Islands.  The principal business of Visor is investments.  Visor is the sole shareholder of Nadash, and in such capacity, may be deemed to be the beneficial owner of the Shares that Nadash may be deemed to beneficially own.  The name, business address and principal occupation of the sole director of Visor is set forth on Annex A hereto.  Visor does not have any officers.  Annex A also sets forth the name, address and principal occupation of each shareholder of Visor who may be deemed to be in control of Visor.

                (d)           During the past five years, none of the Reporting Persons and no other person listed on Annex A in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e)           During the past five years, none of the Reporting Persons and no other person listed on Annex A in response to this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)            All of the individuals listed on Annex A in response to this Item 2 are citizens of the Republic of Kazakhstan.

Item 3.	Source and Amount of Funds or Other Consideration

                The funds in the amount of US$20,000,000 to be used by Nadash to purchase 50% of the shares of Alfa Telecom Turkey in accordance with the Sale and Purchase Agreement will be obtained from the working capital of Visor.

Item 4.	Purpose of Transaction

                The information set forth in Item 6 is hereby incorporated by reference into this Item 4.  By virtue of the Sale and Purchase Agreement, Nadash may be deemed to share beneficial ownership of the Shares of the Issuer owned by Alfa Telecom Turkey. Upon the closing of Nadash’s purchase of the shares of Alfa Telecom Turkey pursuant to the Sale and Purchase Agreement, Nadash will acquire such shares for investment purposes and to participate on the boards of directors of (i) Cukurova Telecom Holdings Ltd. (“CTH”), a British Virgin Islands company as to which Alfa Telecom Turkey has a 49% ownership percent interest as well as certain rights described in more detail in the Alfa Schedule 13D referred to herein, (ii) Turkcell Holding and (iii) the Issuer, in each case as more fully described below and in the documents described in Item 6 and incorporated herein by reference.

                The Sale and Purchase Agreement contemplates that, upon the closing of the sale and purchase of the shares of Alfa Telecom Turkey, the shares then purchased by Nadash will be transferred to an as yet unnamed escrow agent that will hold legal title to the shares on behalf of Nadash, which will hold beneficial title to the shares.  The Sale and Purchase Agreement contemplates that, upon the closing of the sale and purchase of the shares of Alfa Telecom Turkey, Alfa Finance, Nadash, the escrow agent and Alfa Telecom Turkey will enter into a shareholders agreement (the “Shareholders Agreement”) governing the rights and obligations of the parties as shareholders of Alfa Telecom Turkey.  A copy of the Sale and Purchase Agreement (along with the agreed form of the Shareholders Agreement in Schedule 1 thereto) is an exhibit to this Schedule 13D and is incorporated herein by reference to Exhibit B to Alfa 13D Amendment No. 2 containing such agreements.  The agreed form of the Shareholders Agreement contemplates that both Alfa Finance and Nadash will have equal representation on the board of directors of Alfa Telecom Turkey and further provides that, following the closing of the transaction, Alfa Telecom Turkey will use its reasonable endeavors, to the extent it is legally or contractually able to do so, to cause the appointment of one nominee of each of Alfa Finance and Nadash to the boards of directors of CTH, Turkcell Holding and the Issuer.  The Shareholders Agreement also provides that Nadash’s right to receive dividends or other distributions of any kind from Alfa Telecom Turkey will be limited to the extent that Astelit LLC (“Astelit”), a Ukrainian company and an indirect, majority-owned subsidiary of the Issuer, pays a dividend or makes a distribution to its shareholders. If any such dividend or distribution is paid or made by Astelit, Nadash will be entitled to receive a proportionate dividend from Alfa Telecom Turkey. Nadash will have no right to any other dividends or distributions from Alfa Telecom Turkey. The Shareholders Agreement will also provide that, under certain circumstances set out therein, Alfa Finance will have an option to repurchase the 50% of the shares of Alfa Telecom Turkey held by Nadash.  In addition, under certain circumstances set out in the Shareholders Agreement, Nadash will have an option to require Alfa Finance to repurchase the 50% of the shares of Alfa Telecom Turkey held by Nadash. The foregoing description of the Sale and Purchase Agreement, including the agreed form of the Shareholders Agreement, does not purport to be complete and is qualified in its entirety by the terms of the Sale and Purchase Agreement and agreed form of Shareholders Agreement, which are incorporated herein by reference.

                In addition, reference is made to the Alfa Schedule 13D for information regarding the rights of Alfa Telecom Turkey described therein, including the right to participate on the boards of directors of Turkcell Holding and the Issuer.

                By virtue of the foregoing, upon the closing of the sale and purchase of the shares of Alfa Telecom Turkey, the Reporting Persons, through their ownership of 50% of the shares of Alfa Telecom Turkey, may be deemed to share beneficial ownership of the Issuer’s Shares beneficially owned by Alfa Telecom Turkey and may have influence over the corporate activities of the Issuer. Except as described herein, the Reporting Persons have no plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, and reserve the right to, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto, and to take any and all actions that they deem appropriate to maximize the value of their investments.  As part of their effort to maximize the value of their indirect investment in the Issuer, the Reporting Persons may, from time to time, consider, evaluate, and propose possible transactions involving the Issuer or its subsidiaries, which could include, among other things and without limitation, (i) the possible direct or indirect acquisition of additional securities of the Issuer; and (ii)      the possible disposition of any securities of the Issuer owned directly or indirectly by them.  The Reporting Persons may also, at any time and from time to time, formulate other plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer

                The information set forth in Items 4 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5.

                (a) — (b)        Upon the closing of the sale and purchase of the shares of Alfa Telecom Turkey, each of the Reporting Persons may be deemed to share beneficial ownership of the 1,122,000,000.238 Shares of the Issuer held by Turkcell Holding, representing 51.0% of the issued and outstanding share capital of the Issuer.  Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote, and share power to dispose or direct the disposition of, such 1,122,000,000.238 Shares by virtue of (i) Nadash’s agreement to acquire 50% of Alfa Telecom Turkey’s shares under the Sale and Purchase Agreement, and (ii) the ownership interest and board participation and other rights of Alfa Telecom Turkey and other parties described in more detail in the Alfa Schedule 13D. Reference is made to the Alfa Schedule 13D for information required by Item 2 with respect to Alfa Telecom Turkey and Alfa Finance.

                (c)           Except as described in this Schedule 13D, there have been no transactions effected with respect to any Shares during the past 60 days by either of the Reporting Persons or any person listed on Annex A.

                (d)           The Reporting Persons do not have any such knowledge.

                (e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                On November 29, 2007, Nadash entered into the Sale and Purchase Agreement with Alfa Finance, pursuant to which Nadash agreed to purchase from Alfa Finance 50% of the shares of Alfa Telecom Turkey.  The information relating to the Sale and Purchase Agreement and the agreed form of the Shareholders Agreement set forth in Items 2 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.  A copy of the Sale and Purchase Agreement (along with the agreed form of the Shareholders Agreement in Schedule 1 thereto) is an exhibit to this Schedule 13D and is incorporated herein by reference to Exhibit B to the Alfa 13D Amendment No. 2 containing such agreements.  The foregoing description of the Sale and Purchase Agreement, including the agreed form of the Shareholders Agreement, does not purport to be complete and is qualified in its entirety by the terms of the Sale and Purchase Agreement and agreed form of the Shareholders Agreement incorporated herein by reference.

                Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NADASH INTERNATIONAL HOLDINGS INC.

December 31, 2007
(Date)

/s/ Vladislav Kim
(Signature)

Vladislav Kim, Director
(Name and Title)

VISOR INVESTMENT SERVICES LIMITED

December 31, 2007
(Date)

/s/ Aibar Burkitbayev
(Signature)

Aibar Burkitbayev, Director
(Name and Title)

ANNEX A

                The business address for all individuals listed in this Annex A is 240G Furmanov Street, 9th Floor, Almaty, Kazakhstan.

Director of Nadash International Holdings Inc.

Name	Principal Occupation

Vladislav Kim	Chief Executive officer of Visor Investment Solutions JSC, a brokerage and corporate finance business entity

Director of Visor Investment Services Limited

Name	Principal Occupation

Aibar Burkitbayev	President of Visor Holding LLP, a diversified financial holding entity (“Visor Holding”)

Shareholders Who May be Deemed to Control Visor

Name and Address of Shareholder	Principal Occupation

Aidan Karibjanov	Chairman of the Board of Directors of Visor Holding
Nikolay Varenko	Member of the Board of Directors of Visor Holding

EXHIBIT INDEX

Exhibit	Document

A	Joint Filing Agreement, dated as of December 31, 2007, by and between Nadash International Holdings Inc. and Visor Investment Services Limited

B

Sale and Purchase Agreement, dated November 29, 2007, between Alfa Finance Holdings S.A. and Nadash International Holdings Inc., incorporated herein by reference to Exhibit B to Amendment No. 2 to the Statement on Schedule 13D filed by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Limited, CTF Holdings Limited and Crown Finance Foundation with the Securities and Exchange Commission on December 4, 2007